UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Submission of Matters to a Vote of Security Holders.

Dreamland Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong on April 1, 2026, at 10 a.m. Hong Kong Time (March 31, 2026 at 10 p.m. U.S. Eastern Time). Shareholders of the Company’s Class A ordinary shares, par value $0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 each (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 21,243,752 out of a total of 36,000,000 Class A Ordinary Shares issued and outstanding, and holders of 1,000,000 out of a total of 1,000,000 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, accounting for 60.12% of total outstanding shares voted, representing 69.26% of the total voting power shares voted. As a result, holders representing not less than one-third of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM and voting together as a single class, were presented in person or by proxy, and a quorum was therefore present for the transaction of business at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twelve (12) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

i. the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

ii. the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

For	Against	Abstain
33,239,252	4,500	0

2.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

i. the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

ii. the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii. the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

For	Against	Abstain
33,239,252	4,500	0

(collectively, the “Share Consolidation” or “Share Consolidation Proposals”, as applicable).

Accordingly, the Share Consolidation Proposals have been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on April 9, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer